As filed with the Securities and Exchange Commission on June 30, 1994


                                                 Registration Nos. 33-53785
                                                                   33-53785-01
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             ---------------

                             AMENDMENT NO. 2

                                    TO
                                 FORM S-3

                          REGISTRATION STATEMENT
                                  UNDER
                        THE SECURITIES ACT OF 1933

                             ---------------

     PECO Energy Company                    PECO Energy Capital, L.P.
  (Exact name of registrant           (Exact name of registrant as specified
   as specified in charter)              in Limited Partnership Agreement)

         Pennsylvania                               Delaware
      (State or other jurisdiction of incorporation or organization)

          23-0970240                                51-0355322
                   (I.R.S. Employer Identification No.)

    P.O. Box 8699                                 1013 Centre Road
  2301 Market Street                                Suite 350F
Philadelphia, PA 19101                          Wilmington, DE 19805
   (215) 841-4000                                 (302) 998-0592

    (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

         M. W. Rimerman                            M. W. Rimerman
Vice President-Finance and Treasurer                  Director
         P.O. Box 8699                             P.O. Box 8699
       2301 Market Street                        2301 Market Street
     Philadelphia, PA 19101                    Philadelphia, PA 19101
        (215) 841-4000                            (215) 841-4000

   (Name, address, including zip code, and telephone number, including area code, of agents for service)

                             with copies to:
                          James W. Durham, Esq.
                Senior Vice President and General Counsel
                              P.O. Box 8699
               2301 Market Street, Philadelphia, PA  19101

    Robert C. Gerlach, Esq.                    Robert M. Jones, Jr., Esq.
Ballard Spahr Andrews & Ingersoll                Drinker Biddle & Reath
     1735 Market Street                  1100 Philadelphia National Bank Bldg.
   Philadelphia, PA 19103-7599                   Philadelphia, PA 19107

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: After the Registration Statement becomes effective, as determined by market conditions and other factors.

                             ---------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / X /

                             ---------------


    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

==============================================================================

                 SUBJECT TO COMPLETION, DATED JUNE 30, 1994

         PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE   , 1994
                           PREFERRED SECURITIES

                           PECO ENERGY CAPITAL

    % CUMULATIVE MONTHLY INCOME PREFERRED SECURITIES (MIPS*), SERIES A

           (LIQUIDATION PREFERENCE $25 PER PREFERRED SECURITY)
   GUARANTEED TO THE EXTENT THE ISSUER HAS FUNDS AS SET FORTH HEREIN BY

                           PECO ENERGY COMPANY

                             ---------------

    The   % Cumulative Monthly Income Preferred Securities, Series A (the
"Series A Preferred Securities"), representing the limited partner interests offered hereby, are being issued by PECO Energy Capital, L.P., a limited partnership formed under the laws of the State of Delaware ("PECO Energy Capital"). The general partner of PECO Energy Capital is PECO Energy Capital Corp. (the "General Partner"), which is a wholly owned subsidiary of PECO Energy Company ("PECO Energy"). PECO Energy Capital exists for the sole purpose of issuing partner interests and lending the proceeds thereof to PECO Energy. The limited partner interests represented by the Series A Preferred Securities will have a preference with respect to cash distributions and amounts payable on liquidation over the General Partner's interest in PECO Energy Capital.

    Holders of the Series A Preferred Securities will be entitled to receive cumulative preferential cash distributions("Dividends"), at an annual rate of % of the stated liquidation preference of $25 per Series A Preferred Security, accruing from the date of original issuance and payable monthly in arrears on the last day of each calendar month of each year, commencing _______, 1994. The payment of Dividends and payments in liquidation or redemption with respect to the Series A Preferred Securities, in each case out of funds legally available therefor held by PECO Energy Capital, are guaranteed by PECO Energy to the extent described herein and in the accompanying Prospectus. See "Description of the Guarantee" in the accompanying Prospectus. If PECO Energy fails to make interest payments on its __% Deferrable Interest Subordinated Debentures, Series A purchased by PECO Energy Capital with the proceeds of the Series A Preferred Securities, PECO Energy Capital will not have sufficient funds to pay Dividends on the Series A Preferred Securities. The Guarantee does not cover payment of Dividends when PECO Energy Capital does not have sufficient funds to pay such Dividends. In such event, the remedy of a holder of Series A Preferred Securities is to enforce the rights of PECO Energy Capital under the Series A Subordinated Debentures. See "Certain Terms of the Series A Subordinated Debentures" herein and "Description of the Subordinated Debentures" in the accompanying Prospectus.

    The obligations of PECO Energy under the Guarantee are subordinate and junior in right of payment to all general liabilities of PECO Energy and its obligations under the Series A Subordinated Debentures are subordinate and junior in right of payment to all present and future Senior Indebtedness of PECO Energy, which aggregated approximately $5.4 billion at March 31, 1994.

    The Series A Preferred Securities are subject to optional redemption in whole or in part, from time to time, on or after June 30, 1999, at $25 per Series A Preferred Security plus accumulated and unpaid Dividends to the date fixed for redemption (the "Redemption Price"), and will be redeemed at such price from the proceeds of any redemption or payment at maturity of the Series A Subordinated Debentures. See "Certain Terms of the Series A Preferred Securities_Optional Redemption" and "_Mandatory Redemption." In addition, the Series A Preferred Securities will be subject to redemption upon the occurrence of certain events described under "Certain Terms of the Series A Preferred Securities_Optional Redemption" and "_Special Event Redemptions" herein.

    In the event of the liquidation of PECO Energy Capital, holders of Series A Preferred Securities will be entitled to receive for each Series A Preferred Security, a liquidation preference of $25 plus accumulated and unpaid Dividends to the date of payment. See "Description of the Preferred Securities -- Liquidation Distribution" in the accompanying Prospectus.

    See "Certain Investment Considerations" for certain information relevant to an investment in the Series A Preferred Securities, including the period during which and circumstances under which payment of Dividends on the Series A Preferred Securities may be deferred and the related federal income tax consequences.

    Application has been made to list the Series A Preferred Securities on the New York Stock Exchange.

                          ---------------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
    HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
 SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.  ANY REPRESENTATION TO
                   THE CONTRARY IS A CRIMINAL OFFENSE.

                         INITIAL PUBLIC    UNDERWRITING     PROCEEDS TO PECO
                         OFFERING PRICE   COMMISSION(1)   ENERGY CAPITAL(2)(3)
                         --------------   -------------   --------------------
Per Series A
  Preferred Security ....$                      (2)       $
Total ...................$                      (2)       $

- ----------

    (1) PECO Energy Capital and PECO Energy have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

    (2) As the proceeds of the sale of the Series A Preferred Securities will be loaned to PECO Energy, under the Underwriting Agreement PECO Energy
has agreed to pay to the Underwriters $         per Series A Preferred
Security (or $         in the aggregate); provided that such compensation
will be $        per Series A Preferred Security sold to certain
institutions. Therefore, to the extent that Series A Preferred Securities are sold to such institutions, the actual amount of Underwriters' compensation will be less than the amount specified above. See "Underwriting."

    (3) Expenses of the offering, excluding underwriting commissions which
are payable by PECO Energy, are estimated to be $         .

                           --------------------

    The Series A Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Series A Preferred Securities will be made only in book-entry form through the facilities of The Depository Trust
Company on or about          , 1994.

- ---------------

    *An application has been filed by Goldman, Sachs & Co. with the United
     States Patent and Trademark Office for the registration of the MIPS servicemark.

  GOLDMAN, SACHS & CO.
         SMITH BARNEY INC.
                 DEAN WITTER REYNOLDS INC.

                        A.G. EDWARDS & SONS, INC.

                               KIDDER, PEABODY &  CO.
                                       INCORPORATED
                                          PAINEWEBBER INCORPORATED

                                             PRUDENTIAL SECURITIES INCORPORATED


                             ---------------

         The date of this Prospectus Supplement is        , 1994.


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    The following information supplements and should be read in conjunction with the information contained in the accompanying Prospectus. Each of the capitalized terms used in this Prospectus Supplement has the meaning set forth in this Prospectus Supplement or in the accompanying Prospectus.

                    CERTAIN INVESTMENT CONSIDERATIONS

    Prospective purchasers of the Series A Preferred Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters:

SUBORDINATE OBLIGATIONS UNDER THE GUARANTEE AND THE SERIES A
SUBORDINATED DEBENTURES

    PECO Energy's obligations under the Guarantee are subordinate and junior in right of payment to all general liabilities of PECO Energy and its obligations under the _% Deferrable Interest Subordinated Debentures, Series A (the "Series A Subordinated Debentures") are subordinate and junior in right of payment to all Senior Indebtedness (as defined in the accompanying Prospectus) of PECO Energy. At March 31, 1994, the Senior Indebtedness of PECO Energy aggregated $5,402,096,000. There are no terms in the Series A Preferred Securities, the Series A Subordinated Debentures or the Guarantee that limit PECO Energy's ability to incur additional indebtedness, including indebtedness that ranks senior to the Series A Subordinated Debentures and the Guarantee. The Guarantee guarantees payment to the holders of the Series A Preferred Securities of accumulated and unpaid monthly Dividends, amounts payable on redemption, and amounts payable on liquidation of PECO Energy Capital, in each case, however, only to the extent that PECO Energy Capital has funds on hand legally available therefor and payment thereof does not otherwise violate applicable law. If PECO Energy were to default in its obligation to pay interest or amounts payable on redemption or maturity of the Series A Subordinated Debentures, PECO Energy Capital would lack legally available funds for the payment of Dividends or amounts payable on redemption of the Series A Preferred Securities, and in such event holders of the Series A Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, holders of the Series A Preferred Securities would be required to seek enforcement of PECO Energy Capital's rights against PECO Energy pursuant to the terms of the Indenture. See "Description of the Guarantee
- -- Status of the Guarantee" and "Description of the Subordinated Debentures
- -- Subordination" in the accompanying Prospectus.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    PECO Energy has the right under the Indenture to extend interest payment periods on the Series A Subordinated Debentures to up to 60 consecutive months, and, as a consequence, monthly Dividends on the Series A Preferred Securities can be deferred by PECO Energy Capital during any such extended interest payment period. Dividends in arrears after the monthly payment date therefor will accumulate additional distributions
thereon at the rate per annum of   % thereof.  The term "Dividends" as used
herein includes, as applicable, monthly distributions, distributions on monthly distributions in arrears and Additional Amounts (as defined below). In the event PECO Energy exercises its right to extend the interest payment periods on the Series A Subordinated Debentures, PECO Energy may not declare dividends on any shares of its capital stock during such extension period. PECO Energy Capital and PECO Energy currently believe that the extension of an interest payment period is unlikely. See "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period" in the accompanying Prospectus.

    Should an extended interest payment period occur, PECO Energy Capital will continue to accrue income for United States federal income tax purposes which will be allocated, but not distributed, to owners of the Series A Preferred Securities. As a result, the owner will include such interest in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income if the owner disposes of the Series A Preferred Securities prior to the record date for payment of Dividends. See "United States Taxation -- Potential Extension of Interest Payment Period."

                           PECO ENERGY CAPITAL

    PECO Energy Capital is a limited partnership formed under the laws of the State of Delaware. All of its general partner interests are owned by the General Partner, which is a wholly owned special purpose subsidiary of PECO Energy. As a limited partnership, all of the business and affairs of PECO Energy Capital will be managed by the General Partner. PECO Energy Capital has been created solely for the purpose of issuing partner interests, including the Preferred Securities, and lending the proceeds thereof to PECO Energy. Such loans will be evidenced by the Subordinated Debentures issued by PECO Energy under an Indenture dated as of , 1994 (the "Indenture") between PECO Energy and Meridian Trust Company, as trustee (the "Trustee"), including the Series A Subordinated Debentures to be issued concurrently with the issuance of the Series A Preferred Securities. The Subordinated Debentures will be the only assets of PECO Energy Capital and the only revenues of PECO Energy Capital will be the interest on the Subordinated Debentures.

                               PECO ENERGY

    PECO Energy, incorporated in Pennsylvania in 1929, is an operating utility which provides electric and gas service to the public in southeastern Pennsylvania. The total area served by PECO Energy and its subsidiaries covers 2,475 square miles. Electric service is supplied in an area of 2,340 square miles with a population of about 3,700,000, including 1,600,000 in the City of Philadelphia. Approximately 95% of the electric service area and 64% of retail kilowatthour sales are in the suburbs around Philadelphia and in northeastern Maryland, and 5% of the service area and 36% of such sales are in the City of Philadelphia. In 1993, approximately 60% of PECO Energy's electric output was generated from nuclear sources. PECO Energy estimates for 1994 that 59% of its electric output will come from nuclear sources. Natural gas service is supplied in a 1,475-square-mile area of southeastern Pennsylvania adjacent to Philadelphia with a population of 1,900,000. PECO Energy and its subsidiaries hold franchises to the extent necessary to operate in the areas served.

            CERTAIN TERMS OF THE SERIES A PREFERRED SECURITIES

DIVIDENDS

    The Series A Preferred Securities will be entitled to Dividends out of funds on hand legally available therefor held by PECO Energy Capital at the
annual rate of   % of the stated liquidation preference of $25, payable
monthly in arrears on the last day of each calendar month. The General Partner may make distributions on the general partner interests of PECO Energy Capital only after payment in full of all Dividends accrued on the Series A Preferred Securities and any other outstanding Preferred
Securities of PECO Energy Capital.  The first Dividend payment date for the
Series A Preferred Securities will be        , 1994, and such Dividends will
be cumulative from the date of original issue.

    The Series A Preferred Securities will rank pari passu with all other series of Preferred Securities which may be issued by PECO Energy Capital. No other series of Preferred Securities have been issued by PECO Energy Capital.

    PECO Energy has the right under the Indenture to extend the interest payment period from time to time on the Series A Subordinated Debentures to a period not exceeding 60 consecutive months; provided that such extended interest period shall not extend beyond the stated maturity date or redemption date of the Series A Subordinated Debentures. As a consequence, monthly Dividends on the Series A Preferred Securities would be deferred (but would continue to accumulate with Dividends thereon) by PECO Energy Capital during any such extended interest payment period. In the event that PECO Energy exercises its right to extend the interest payment period on the Series A Subordinated Debentures, PECO Energy may not declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock during the extension period. PECO Energy Capital and PECO Energy currently believe that the extension of an interest payment period is unlikely.
Prior to the termination of any such extension period, PECO Energy may further extend the interest payment period, provided that such extension period together with all such previous and further extensions thereof may not exceed 60 consecutive months. Upon the termination of any extension period and the payment of all amounts then due on the Series A Subordinated Debentures, PECO Energy may elect to extend the interest payment period again, subject to the above requirements. See "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period" in the accompanying Prospectus. Payments received by PECO Energy Capital with respect to the Series A Subordinated Debentures and other series of PECO Energy's Subordinated Debentures will not be segregated by PECO Energy Capital for the benefit of the holders of the Series A Preferred Securities or holders of any other particular series of Preferred Securities.

OPTIONAL REDEMPTION

    The Series A Preferred Securities are subject to redemption, at the option of the General Partner, in whole or in part, from time to time, on or
after        , 1999, at $25 per Series A Preferred Security, plus accumulated and unpaid Dividends, if any, to the date fixed for redemption (the "Redemption Price").

    If at any time after the issuance of the Series A Preferred Securities, PECO Energy Capital is or would be required to pay Additional Amounts as described below or PECO Energy is or would be required to pay Additional Interest on the Series A Subordinated Debentures, as described under "Description of the Subordinated Debentures -- Additional Interest" in the accompanying Prospectus, then the Series A Preferred Securities will be subject to redemption, at the option of the General Partner, in whole or, if such requirement relates only to certain of the Series A Preferred Securities, in part as to that portion of the Series A Preferred Securities subject to such requirement, in each case at any time thereafter at the Redemption Price.

MANDATORY REDEMPTION

    If at any time PECO Energy redeems the Series A Subordinated Debentures or pays the Series A Subordinated Debentures at maturity as described under "Description of the Subordinated Debentures" in the accompanying
Prospectus, the Series A Preferred Securities will be subject to mandatory redemption at the Redemption Price.

    The Series A Preferred Securities will not be entitled to any sinking fund.

SPECIAL EVENT REDEMPTIONS

    If a Tax Event (as defined below) shall occur and be continuing, the Series A Preferred Securities will be subject to redemption, at the option of the General Partner, in whole or in part at the Redemption Price within 90 days following the occurrence of such Tax Event. "Tax Event" means that PECO Energy Capital shall have received an opinion of counsel (which may be regular counsel to PECO Energy or an affiliate but not an employee thereof) experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such interpretation or pronouncement is announced on or after the date of issuance of the Series A Preferred Securities, there is more than an insubstantial risk that (i) PECO Energy Capital is subject to United States federal income tax with respect to interest received on the Series A Subordinated Debentures, (ii) interest payable by PECO Energy on the Series A Subordinated Debentures will not be deductible for United States federal income tax purposes or the Partnership will otherwise not be taxed as a partnership or (iii) PECO Energy Capital is subject to more than a de minimis amount of other taxes, duties or other governmental charges.

    If an Investment Company Act Event (as defined below) shall occur and be continuing, the Series A Preferred Securities will be subject to mandatory redemption in whole at the Redemption Price within 90 days following the occurrence of such Investment Company Act Event. "Investment Company Act Event" means the occurrence of a change in law or regulation or a change in official interpretation of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law") to the effect that PECO Energy Capital is or will be considered an "investment company" which is required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act"), which Change in 1940 Act Law becomes effective on or after the date of issuance of the Series A Preferred Securities; provided, that no Investment Company Act Event shall be deemed to have occurred if PECO Energy Capital has received an opinion of counsel (which may be regular counsel to PECO Energy or any affiliate but not an employee thereof) experienced in such matters, to the effect that PECO Energy Capital and/or PECO Energy has taken reasonable measures, in its discretion, to avoid such Change in 1940 Act Law so that notwithstanding such Change in 1940 Act Law, PECO Energy Capital is not required to be registered as an "investment company" within the meaning of the 1940 Act.

ADDITIONAL AMOUNTS

    If, as a result of (i) the Series A Subordinated Debentures not being treated as indebtedness for United

States federal income tax purposes or (ii) PECO Energy Capital not being treated as a partnership for United States federal income tax purposes, PECO Energy Capital is required to withhold or deduct from payments on the Series A Preferred Securities for or on account of any present or future taxes imposed by the United States which would not otherwise be required to be withheld or deducted, PECO Energy Capital will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Series A Preferred Securities after such withholding or deduction will equal the amounts which would have been received in respect of such Series A Preferred Securities in the absence of such withholding or deduction ("Additional Amounts"), except that no such Additional Amounts will be payable to a holder of Series A Preferred Securities (or a third party on such holder's behalf) with respect to Series A Preferred Securities if:

         (a) such holder is liable for such taxes by reason of such holder having a connection with the United States, other than being a holder of Series A Preferred Securities; or

         (b) PECO Energy Capital has notified such holder of the obligation to withhold or deduct taxes and requested but not received from such holder a valid declaration of non-residence, a valid taxpayer identification number or other claim for exemption in such form or content as may be required by the United States Internal Revenue Service (the "IRS") and such withholding or deduction would not have been required had such declaration, taxpayer identification number or claim been received.

LIQUIDATION VALUE

    The amount per share payable on the Series A Preferred Securities in the event of any voluntary or involuntary liquidation of PECO Energy Capital is $25 plus accumulated and unpaid Dividends.

          CERTAIN TERMS OF THE SERIES A SUBORDINATED DEBENTURES

    In exchange for, and to evidence the loan of, the proceeds of the sale of the Series A Preferred Securities and the General Partner's related investment in PECO Energy Capital, PECO Energy will issue the Series A Subordinated Debentures to PECO Energy Capital in the principal amount of
$      and with interest payment and redemption and maturity provisions which correspond to the distribution and redemption provisions of the Series A Preferred Securities. In addition, the Series A Subordinated Debentures will be subject to mandatory redemption upon the dissolution of PECO Energy
Capital.  The Series A Subordinated Debentures will mature on         , 2043.

    The Series A Subordinated Debentures will rank junior and be subordinate in right of payment to all Senior Indebtedness of PECO Energy. See "Description of the Subordinated Debentures -- Subordination" in the accompanying Prospectus.

                          UNITED STATES TAXATION

GENERAL

    This section is a summary of certain United States federal income tax considerations that may be relevant to prospective purchasers of Series A Preferred Securities and represents the opinion of Ballard Spahr Andrews & Ingersoll, counsel to PECO Energy and PECO Energy Capital, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause tax consequences to vary substantially from the consequences described below.

    No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Series A Preferred Securities. Moreover, the discussion focuses on holders of Series A Preferred Securities who are individual citizens or residents of the United States who are owners of Series A Preferred Securities for United States federal tax purposes and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, each prospective purchaser of Series A Preferred Securities should consult, and should depend on, his or her own tax adviser in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Series A Preferred Securities.

    In April 1994, the IRS issued certain notices generally addressing the characteristics which distinguish debt from equity for various purposes under United States federal income tax laws. In these notices, the IRS indicated that transactions involving securities that, like the Series
A Preferred Securities, have both debt and equity characteristics would be reviewed with scrutiny to determine how they would be treated for tax purposes. Based upon the advice of its tax counsel, PECO Energy believes that interest on the Series A Subordinated Debentures will be deductible under the tests referred to in these notices. If, however, the IRS should subsequently issue a further official pronouncement, or should there be a judicial decision, pursuant to which interest on the Series A Subordinated Debentures would not be deductible, the Series A Preferred Securities would be subject to redemption at the option of PECO Energy Capital, as described herein.

INCOME FROM SERIES A PREFERRED SECURITIES

    In the opinion of Ballard Spahr Andrews & Ingersoll, PECO Energy Capital will be treated as a partnership for United States federal income tax purposes. Accordingly, each owner of Series A Preferred Securities will be required to include in gross income such owner's distributive share of the net income of PECO Energy Capital. Such income should not exceed distributions received on such Series A Preferred Securities, except in limited circumstances as described below under "Potential Extension of Interest Payment Period." No portion of such income will be eligible for the dividends received deduction.

DISPOSITION OF SERIES A PREFERRED SECURITIES


    Gain or loss will be recognized on a sale, including a redemption for cash, of Series A Preferred Securities in an amount equal to the difference between the amount realized and the tax basis of the owner of the Series A Preferred Security for the Series A Preferred Securities sold. Gain or loss recognized by an owner of the Series A Preferred Security on the sale or exchange of a Series A Preferred Security held for more than one year will generally be taxable as long-term capital gain or loss.


PECO ENERGY CAPITAL INFORMATION RETURNS AND AUDIT PROCEDURES

    The General Partner will furnish each owner of a Series A Preferred Security with a schedule K-1 each year setting forth such owner's allocable share of income for the prior calendar year. The General Partner is required to furnish such schedules as soon as practicable following the end of the year, but in any event prior to March 31.

    Any person who holds Series A Preferred Securities as a nominee for another person is required to furnish to PECO Energy Capital (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) information as to whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Series A Preferred Securities held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons, and certain information on Series A Preferred Securities they acquire, hold or transfer for their own accounts. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to PECO Energy Capital. The nominee is required to supply the beneficial owners of the Series A Preferred Securities with the information furnished to PECO Energy Capital.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD

    Under the terms of the Indenture, PECO Energy will be permitted to extend the interest payment period on the Series A Subordinated Debentures up to 60 consecutive months. In the event that PECO Energy exercises this right, PECO Energy may not declare dividends on any of its capital stock during such extended interest period. PECO Energy Capital and PECO Energy currently believe that the extension of an interest payment period is unlikely. In the event that the interest payment period is extended, PECO Energy Capital will continue to accrue income, generally equal to the amount of the interest payment due at the end of the extended interest payment period, over the length of the extended interest payment period.

    Accrued income will be allocated, but not distributed, to holders of record on the Business Day preceding the last day of each calendar month. As a result, owners of Series A Preferred Securities during an extended interest payment period will be required to include interest in gross income in advance of the receipt of cash, and any such persons who dispose of Series A Preferred Securities prior to the record date for the payment of Dividends following such extended interest payment period will include interest in gross income but will not receive any cash related thereto. The tax basis of a Series A Preferred Security will be increased by the amount of any interest that is included in income without a receipt of cash, and will be decreased again when and if such cash is subsequently received from PECO Energy Capital. The subsequent receipt of such cash will not be included in gross income.

UNITED STATES ALIEN HOLDERS

    For purposes of this discussion, a "United States Alien Holder" is any holder or beneficial owner who or which is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of a Series A Preferred Security.

    Under present United States federal income tax law, subject to the discussion below with respect to backup withholding, and assuming satisfaction by PECO Energy Capital of its withholding tax obligations, if any:

         (i) Payments by PECO Energy Capital or any of its paying agents to any United States Alien Holder will not be subject to United States federal withholding tax provided that (a) the beneficial owner of the Series A Preferred Security does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of PECO Energy, (b) the beneficial owner of the Series A Preferred Security is not a controlled foreign corporation that is related to PECO Energy through stock ownership, and (c) either (A) the beneficial owner of the Series A Preferred Security certifies to PECO Energy Capital or its agent, under penalties of perjury, that it is a United States Alien Holder and provides its name and address or (B) the holder of the Series A Preferred Security is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and such holder certifies to PECO Energy Capital or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; and

         (ii) a United States Alien Holder of a Series A Preferred Security will generally not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of a Series A Preferred Security unless such person is present in the United States for 183 days or more in the taxable year of sale and such person has a "tax home" in the United States or certain other requirements are met.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to payments to noncorporate United States holders of the proceeds of the sale of Series A Preferred Securities within the United States and "backup withholding" at a rate of 31% will apply to such payments if the seller fails to provide a correct taxpayer identification number.

    Payments of the proceeds from the sale by a United States Alien Holder of Series A Preferred Securities made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that, if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of Series A Preferred Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                               UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement among PECO Energy Capital, PECO Energy and the underwriters named below (the "Underwriters"), for whom Goldman, Sachs & Co., Smith Barney Inc.,
Dean Witter Reynolds Inc., A. G. Edwards & Sons, Inc., Kidder, Peabody & Co. Incorporated, PaineWebber Incorporated and Prudential Securities Incorporated are acting as Representatives, PECO Energy Capital has agreed to sell to each of the Underwriters and each of the Underwriters has severally agreed to purchase from PECO Energy Capital the respective number of Series A Preferred Securities set forth opposite its name below:

                                                         NUMBER OF SERIES A
               UNDERWRITER                              PREFERRED SECURITIES
             ---------------                          ------------------------
      Goldman, Sachs & Co.
      Smith Barney Inc.
      Dean Witter Reynolds Inc.
      A. G. Edwards & Sons, Inc.
      Kidder, Peabody & Co. Incorporated
      PaineWebber Incorporated
      Prudential Securities Incorporated

                                                              ----------
           Total
                                                              ==========


    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all such Series A Preferred Securities offered hereby, if any are taken.

    The Underwriters propose to offer the Series A Preferred Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain
securities dealers at such price less a concession of $         per Series A
Preferred Security.  The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $       per Series A Preferred Security
to certain brokers and dealers. After the Series A Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

    In view of the fact that the proceeds from the sale of the Series A Preferred Securities will be loaned to PECO Energy, under the Underwriting
Agreement, PECO Energy has agreed to pay to the Underwriters $        per
Series A Preferred Security ($      per Series A Preferred Security sold to
certain institutions) for the accounts of the several Underwriters.

    Prior to this offering, there has been no public market for the Series A Preferred Securities. In order to meet one of the requirements for listing the Series A Preferred Securities on the New York Stock Exchange, the Underwriters have undertaken to sell the Series A Preferred Securities to a minimum of 400 beneficial holders.

    PECO Energy and PECO Energy Capital have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    PECO Energy and PECO Energy Capital have agreed, during the period beginning on the date of the Underwriting Agreement and continuing to and including the earlier of (i) the date, after the closing date, on which the distribution of the Series A Preferred Securities ceases, as determined by Goldman, Sachs & Co., or (ii) 30 days after the closing date, not to offer, sell, contract to sell, or otherwise dispose of any Series A Preferred Securities, any limited partner interests of PECO Energy Capital, or any preferred stock or any other securities of PECO Energy Capital or PECO Energy which are substantially similar to the Series A Preferred Securities, including the related Guarantee, or any securities convertible into or exchangeable for Series A Preferred Securities, limited partner interests, preferred stock or other substantially similar securities of either PECO Energy Capital or PECO Energy, without the prior written consent of Goldman, Sachs & Co.

                 SUBJECT TO COMPLETION, DATED JUNE 29, 1994


PROSPECTUS


                           PECO ENERGY CAPITAL

          CUMULATIVE MONTHLY INCOME PREFERRED SECURITIES (MIPS*)

   GUARANTEED TO THE EXTENT THE ISSUER HAS FUNDS AS SET FORTH HEREIN BY


                           PECO ENERGY COMPANY

                             ---------------

    PECO Energy Capital, L.P. ("PECO Energy Capital"), a Delaware special purpose limited partnership in which a subsidiary of PECO Energy Company ("PECO Energy") is the general partner, may offer from time to time, in one or more series, its monthly income preferred securities representing limited partner interests ("Preferred Securities"). The payment of periodic cash distributions ("Dividends") with respect to the Preferred Securities of each series and payments on liquidation or redemption with respect to such Preferred Securities, in each case out of funds on hand legally available therefor held by PECO Energy Capital, are guaranteed by PECO Energy to the extent described herein (the "Guarantee"). The obligations of PECO Energy under the Guarantee will be subordinate and junior in right of payment to all general liabilities of PECO Energy. Concurrently with the issuance of each series of Preferred Securities, PECO Energy Capital will loan the proceeds thereof to PECO Energy and to evidence such loan PECO Energy will issue and deliver to PECO Energy Capital a series of PECO Energy's deferrable interest subordinated debentures (the "Subordinated Debentures") with terms corresponding to that series of Preferred Securities. The Subordinated Debentures will be unsecured and subordinate and junior in right of payment to Senior Indebtedness (as defined herein) of PECO Energy. The Subordinated Debentures will be the sole asset of PECO Energy Capital and the interest on the Subordinated Debentures will be the only revenue of PECO Energy Capital.

    The Preferred Securities may be offered in amounts, at prices and on terms to be determined at the time of offering, provided, however, that the aggregate initial public offering price of all Preferred Securities issued under the Registration Statement of which this Prospectus forms a part shall not exceed $350,000,000. Certain specific terms of the particular series of Preferred Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), including where applicable and to the extent not set forth herein, the specific title, the aggregate amount, Dividend rate (or the method for determining the rate), the stated liquidation preference, redemption provisions, other rights, the initial public offering price, and any other special terms, as well as any planned listing of the Preferred Securities on a securities exchange.

    The Preferred Securities may be sold for public offering to or through underwriters or dealers designated from time to time. See "Plan of Distribution." The names of any such underwriters or dealers involved in the sale of the Preferred Securities of the particular series in respect of which this Prospectus is being delivered, the number of Preferred Securities to be purchased by any such underwriters or dealers and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to PECO Energy Capital will also be set forth in the Prospectus Supplement.

    The Prospectus Supplement will contain information concerning United States federal income tax considerations, if applicable, and the Preferred Securities offered.

- ---------------

  *An application has been filed by Goldman, Sachs & Co. with the United
   States Patent and Trademark Office for the registration of the MIPS servicemark.

                             ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------

             The date of this Prospectus is           , 1994.

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                    STATEMENT OF AVAILABLE INFORMATION

    PECO Energy is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and other information filed by PECO Energy may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain of its regional offices at Suite 1400, 500 West Madison Street, Chicago, IL 60661-2511 and Suite 1300, 7 World Trade Center, New York, NY 10048.
Copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Securities of PECO Energy are listed on the New York and Philadelphia Stock Exchanges, where reports, proxy material and other information concerning PECO Energy may be inspected.

    No separate financial statements of PECO Energy Capital have been included herein. PECO Energy and PECO Energy Capital do not consider that such financial statements would be material to holders of Preferred Securities offered hereby because PECO Energy Capital is a newly formed special purpose entity, has no operating history and no independent operations and is not engaged in, and does not propose to engage in, any activity other than as set forth below. See "PECO Energy Capital."

                             ---------------

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the SEC pursuant to Section 13 of the Exchange Act by PECO Energy (File No. 1-1401) are incorporated herein by reference:

    1. PECO Energy's Annual Report on Form 10-K for the year ended December 31, 1993;

    2. PECO Energy's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994; and

    3. PECO Energy's Current Reports on Form 8-K dated March 18, 1994, April 14, 1994, May 25, 1994 and June 16, 1994.

    Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in a Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    PECO ENERGY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS DESCRIBED ABOVE UNDER "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," OTHER THAN EXHIBITS TO SUCH DOCUMENTS. SUCH REQUESTS SHOULD BE DIRECTED TO PECO ENERGY COMPANY, FINANCIAL DIVISION, S21-1, P.O. BOX 8699, PHILADELPHIA, PA 19101, (215) 841-5741.

                           PECO ENERGY CAPITAL

    PECO Energy Capital is a limited partnership formed under the laws of the State of Delaware. All of its general partner interests are owned by PECO Energy Capital Corp., a Delaware corporation (the "General Partner"), which is a wholly owned subsidiary of PECO Energy. As a limited partnership, all of the business and affairs of PECO Energy Capital will be managed by the General Partner. PECO Energy Capital has been created solely for the purpose of issuing partner interests, including the Preferred Securities, and lending the proceeds thereof to PECO Energy.
Such loans will be evidenced by the Subordinated Debentures issued by PECO
Energy under an Indenture dated as of         , 1994 (the "Indenture")
between PECO Energy and Meridian Trust Company, as trustee (the "Trustee"). The Subordinated Debentures will be the only assets of PECO Energy Capital and the only revenues of PECO Energy Capital will be the interest on the Subordinated

Debentures. The General Partner will pay all of PECO Energy Capital's operating expenses and will have general liability for all of PECO Energy Capital's obligations.

    PECO Energy Capital has been advised by its special Delaware counsel that, assuming a holder of Preferred Securities acts in conformity with the Amended and Restated Limited Partnership Agreement of PECO Energy Capital (the "Limited Partnership Agreement"), such holder (other than the General Partner) will not be liable for the debts, obligations and liabilities of PECO Energy Capital, whether arising in contract, tort or otherwise, solely by reason of being a limited partner of PECO Energy Capital, subject to the obligation of a limited partner to repay any funds wrongfully distributed to it.

    The place of business of PECO Energy Capital is the principal executive offices of the General Partner at 1013 Centre Road, Suite 350F, Wilmington, DE 19805 and its telephone number is (302) 998-0592.

                               PECO ENERGY

    PECO Energy, incorporated in Pennsylvania in 1929, is an operating utility which provides electric and gas service to the public in southeastern Pennsylvania. The total area served by PECO Energy and its subsidiaries covers 2,475 square miles. Electric service is supplied in an area of 2,340 square miles with a population of about 3,700,000, including 1,600,000 in the City of Philadelphia. Approximately 95% of the electric service area and 64% of retail kilowatthour sales are in the suburbs around Philadelphia and in northeastern Maryland, and 5% of the service area and 36% of such sales are in the City of Philadelphia. In 1993, approximately 60% of PECO Energy's electric output was generated from nuclear sources. PECO Energy estimates for 1994 that 59% of its electric output will come from nuclear sources. Natural gas service is supplied in a 1,475-square-mile area of southeastern Pennsylvania adjacent to Philadelphia with a population of 1,900,000. PECO Energy and its subsidiaries hold franchises to the extent necessary to operate in the areas served.

    The principal executive offices of PECO Energy are located at 2301 Market Street, Philadelphia, PA 19103. Its mailing address is P.O. Box 8699, Philadelphia, PA 19101 and its telephone number is (215) 841-4000.

                             COVERAGE RATIOS

    PECO Energy's Ratio of Earnings to Fixed Charges for each of the periods indicated was as follows:

           YEARS ENDED DECEMBER 31,           3 MONTHS ENDED MARCH 31,
    ------------------------------------      ------------------------
    1989    1990    1991    1992    1993           1993      1994
    ----    ----    ----    ----    ----           ----      ----
    2.08    1.31*   2.55    2.43    3.15           3.16      3.58

    The Ratio of Earnings to Fixed Charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income to which has been added fixed charges and taxes based on income of PECO Energy. Fixed charges consist of interest on funded indebtedness, other interest, amortization of net gain on reacquired debt and net discount on debt and the interest portion of all rentals charged to income.

    PECO Energy's Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends for each of the periods indicated was as follows:

           YEARS ENDED DECEMBER 31,           3 MONTHS ENDED MARCH 31,
    ------------------------------------      ------------------------
    1989    1990    1991    1992    1993           1993      1994
    ----    ----    ----    ----    ----           ----      ----
    1.77    1.04*   2.14    2.06    2.67           2.75      3.05

- ---------------

*Reflects the one-time, after-tax charge against income of approximately
 $250 million associated with various disallowances made by the Pennsylvania Public Utility Commission in the Limerick Unit No. 2 rate order and the one-time, after-tax charge against income of approximately $150 million associated with PECO Energy's 1990 early retirement plan.

    The Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends represents, on a pre-tax basis, the number of times earnings cover fixed charges and preferred stock dividends. Earnings consist of net income to which has been added fixed charges and taxes based on income of PECO Energy. Combined fixed charges and preferred stock dividends consist of interest on funded indebtedness, other interest, amortization of net gain on reacquired debt and net discount on debt, preferred stock dividends (increased to reflect the pre-tax earnings required to cover such dividend requirements) and the interest portion of all rentals charged to income.

                             USE OF PROCEEDS

    The proceeds to be received by PECO Energy Capital from the sale of the Preferred Securities offered hereby will be loaned to PECO Energy and will be applied by PECO Energy to the redemption or payment at maturity of outstanding securities.

                 DESCRIPTION OF THE PREFERRED SECURITIES

    The following is a summary of certain terms and provisions of the Preferred Securities and the Limited Partnership Agreement. The summary is subject to, and qualified in its entirety by reference to, the Limited Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act. The Limited Partnership Agreement is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    Under the Limited Partnership Agreement, PECO Energy Capital is authorized to issue two classes of partner interests, the Preferred Securities representing limited partner interests, including the Preferred Securities offered hereby, and general partner interests. All of the general partner interests of PECO Energy Capital are owned by the General Partner, which is a wholly owned subsidiary of PECO Energy. All of the Preferred Securities will be of equal rank in participation in the profits and assets and income of PECO Energy Capital. The Limited Partnership Agreement authorizes the General Partner to establish series of Preferred Securities having such designations, rights, privileges, restrictions and other terms and provisions as the General Partner may determine. Dividends on all series of Preferred Securities must be paid in full before the General Partner may participate in the profits or assets of PECO Energy Capital.

DIVIDENDS

    Dividends on each series of Preferred Securities will be cumulative, will accrue from the date of issuance and will be payable monthly in arrears on the last day of each calendar month of each year, except as otherwise described below. The Dividends payable on a series of Preferred Securities offered hereby will be specified in a Prospectus Supplement related thereto. The amount of Dividends payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full monthly distribution period, will be computed on the basis of the actual number of days elapsed in such period.

    PECO Energy has the right under the Indenture to extend the interest payment period from time to time on the Subordinated Debentures to a period not exceeding 60 consecutive months; provided that such extended interest period shall not extend beyond the stated maturity date or redemption date of any series of Subordinated Debentures (an "Extension Period"). As a consequence, monthly Dividends on the Preferred Securities would be deferred by PECO Energy Capital during any Extension Period. Dividends in arrears after the monthly payment date therefor will accumulate additional distributions thereon at the Dividend rate thereof. The term
"Dividends" as used herein includes, as applicable, monthly distributions, distributions on monthly distributions in arrears and

Additional Amounts (as defined in the Prospectus Supplement). In the event that PECO Energy exercises this right, neither PECO Energy nor any majority-owned subsidiary of PECO Energy may declare or pay dividends on or redeem, purchase or acquire, any of its capital stock (other than dividends by a wholly owned subsidiary) during any Extension Period. Prior to the termination of any such Extension Period, PECO Energy may further extend the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof may not exceed 60 consecutive months. Upon the termination of any Extension Period and the payment of all amounts then due, PECO Energy may elect to extend the interest payment period again, subject to the above requirements. See "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period."

    Dividends on the Preferred Securities must be paid by PECO Energy Capital in any calendar year or portion thereof to the extent PECO Energy Capital has funds on hand legally available therefor. It is anticipated that PECO Energy Capital's earnings will be limited to interest payments on the Subordinated Debentures issued by PECO Energy to PECO Energy Capital. See "Description of the Subordinated Debentures."

    Dividends on the Preferred Securities will be payable to the holders thereof as they appear on the books and records of PECO Energy Capital on the relevant record dates, which will be one Business Day prior to the relevant payment dates. Subject to any applicable laws and regulations and the provisions of the Limited Partnership Agreement, each such payment will be made as described under "Book-Entry-Only Issuance -- The Depository Trust Company" below. In the event that any date on which Dividends are payable on the Preferred Securities is not a Business Day, then payment of the Dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York or Delaware are authorized or required by law to close.

CERTAIN RESTRICTIONS ON PECO ENERGY CAPITAL


    If Dividends have not been paid in full on any series of Preferred Securities, PECO Energy Capital shall not:


           (i) pay any Dividends on any other series of Preferred Securities, unless the amount of any Dividends paid on any Preferred Securities is paid on all Preferred Securities then outstanding on a pro rata basis in proportion to the full Dividends to which each series of Preferred Securities would be entitled if paid in full;

          (ii) pay any distribution on the general partner interests; or

         (iii) redeem, purchase or otherwise acquire any Preferred Securities or the general partner interests;

until, in each case, such time as all accumulated and unpaid Dividends on all series of Preferred Securities shall have been paid in full for all prior distribution periods. As of the date of this Prospectus, there are no Preferred Securities outstanding.

REDEMPTION PROVISIONS

    The redemption provisions with respect to each series of the Preferred Securities offered hereby will be set forth in the Prospectus Supplement related thereto.

    PECO Energy Capital may not redeem any Preferred Securities unless all accumulated and unpaid Dividends have been paid on all Preferred Securities for all monthly distribution periods terminating on or prior to the date of redemption. If a partial redemption would result in a delisting of such series of Preferred Securities from any national securities exchange on which such series of Preferred Securities is then listed, PECO Energy Capital may only redeem such series of Preferred Securities in whole.

    Notice of any redemption of the Preferred Securities will be given not less than 30 days nor more than 60 days prior to the redemption date to the record owners thereof. So long as The Depository Trust Company ("DTC") or its nominee is the sole record holder of the Preferred Securities of any series, any failure on the part of DTC or a participant in the book entry system to notify a beneficial owner of such Preferred Securities of such redemption shall not affect the validity of the redemption. See "Book-Entry-Only Issuance -- The Depository Trust Company" below. If notice of redemption shall have been given and payment shall have been made by PECO Energy Capital to DTC, then, upon the date of such payment all rights of beneficial owners of the Preferred Securities so called for redemption will cease. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that if such Business Day falls in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day (in each case with the same force and effect as if made on such day).

    Subject to applicable law and except as provided under "Description of the Subordinated Debentures-Certain Covenants of PECO Energy," PECO Energy or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION

    In the event of any voluntary or involuntary dissolution and winding up of PECO Energy Capital, the holders of the Preferred Securities at the time outstanding will be entitled to receive out of the assets of PECO Energy Capital after satisfaction of liabilities to creditors as required by Delaware law and before any distribution of assets is made to holders of its general partner interests, the aggregate of the stated liquidation preference and all accumulated and unpaid Dividends to the date of payment (the "Liquidation Distribution"). All assets of PECO Energy Capital remaining after payment of the Liquidation Distribution will be distributed to the General Partner.

    If, upon such liquidation, the Liquidation Distribution can be paid only in part because PECO Energy Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution on all Preferred Securities, then the amounts payable on each series of Preferred Securities shall be paid on a pro rata basis, in proportion to the full Liquidation Distribution to which each series of Preferred Securities would be entitled.

    Pursuant to the Limited Partnership Agreement, PECO Energy Capital shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events: (i) upon the expiration of the term of PECO Energy Capital, which is 99 years, (ii) upon the retirement, resignation, expulsion, bankruptcy or dissolution of the General Partner or the occurrence of any other event that under applicable law causes PECO Energy Capital Corp. to cease to be the General Partner, except for a transfer to a permitted successor of the General Partner as set forth in the Limited Partnership Agreement, (iii) the entry of a decree of judicial dissolution, or (iv) the written consent of the General Partner and all of the holders of the Preferred Securities. Upon such dissolution, PECO Energy is required to redeem the Subordinated Debentures to fund the Liquidation Distribution.

MERGER, CONSOLIDATION, ETC. OF PECO ENERGY CAPITAL

    PECO Energy Capital may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other entity, except with the approval of the General Partner and the holders of 66-2/3% in aggregate stated liquidation preference of the outstanding Preferred Securities or as otherwise described below. The General Partner may, without the consent of the holders of the Preferred Securities, cause PECO Energy Capital to consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a corporation, a limited liability company or a limited partnership, a trust or other entity organized as such under the laws of any state of the United States of America or the District of Columbia, provided that (i) such successor entity either (x) expressly assumes all of the obligations of PECO Energy Capital under the Preferred Securities or (y) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank, as regards participation in the profits and assets of the successor entity, at least as high as the Preferred Securities rank, as regards participation in the profits and assets of PECO Energy Capital, (ii) PECO Energy confirms its obligations under the Guarantee with regard to the Successors Securities, if any, (iii) such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease does not cause any series of Preferred Securities or Successor Securities to be delisted by any national securities exchange on which such series of Preferred Securities is then listed, (iv) such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease does not cause the Preferred Securities or Successor Securities to be downgraded by any "nationally recognized statistical rating organization," as that term is defined by the SEC for purposes of Rule 436(g)(2) under the Securities Act of 1933, (v) such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease does not adversely affect the powers, preferences and other special rights of holders of Preferred Securities or Successor Securities in any material respect, (vi) such successor entity has a purpose substantially identical to that of PECO Energy Capital, (vii) prior to such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease, PECO Energy has received an opinion of counsel (which may be regular tax or other counsel to PECO Energy or an affiliate, but not an employee thereof) to the effect that (w) holders of outstanding Preferred Securities will not recognize any gain or loss for United States federal income tax purposes as a result of the consolidation, amalgamation, merger, replacement, conveyance, transfer or lease, (x) such successor entity will be treated as a partnership for United States federal income tax purposes, (y) following such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease, PECO Energy and such successor entity will be in compliance with the Investment Company Act of 1940 (the "1940 Act") without registering thereunder as an investment company, and (z) such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease will not adversely affect the limited liability of holders of Preferred Securities or Successor Securities.

VOTING RIGHTS

    Except as provided below and under "Description of the Guarantee -- Amendments" and "Merger, Consolidation, etc. of PECO Energy Capital", and as otherwise required by law and the Limited Partnership Agreement, the holders of the Preferred Securities will have no voting rights.

    If (i) PECO Energy Capital fails to pay Dividends in full on the Preferred Securities for 18 consecutive monthly distribution periods, (ii) an Event of Default (as defined in the Indenture) occurs and is continuing, or (iii) PECO Energy is in default on any of its payment obligations under the Guarantee, then the holders of the Preferred Securities, acting as a single class, will be entitled by a vote of the majority of the aggregate stated liquidation preference of the outstanding Preferred Securities to appoint a special representative (the "Special Representative") to enforce PECO Energy Capital's rights against PECO Energy under the Subordinated Debentures and the Indenture and the obligations undertaken by PECO Energy under the Guarantee, including, after failure to pay Dividends for 60 consecutive monthly distribution periods on the Preferred Securities, the payment of Dividends on the Preferred Securities. The Special Representative shall not be admitted as a partner of PECO Energy Capital or otherwise be deemed a partner of PECO Energy Capital and shall have no liability for the debts, obligations or liabilities of PECO Energy Capital.

    For purposes of determining whether PECO Energy Capital has failed to pay Dividends in full for 18 consecutive monthly distribution periods, Dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative Dividends on all Preferred Securities have been or contemporaneously are paid with respect to all monthly distribution periods terminating on or prior to the date of payment of such full cumulative Dividends. Subject to the requirements of applicable law, not later than 30 days after such right to appoint the Special Representative, the General Partner will convene a general meeting for the above purpose. If the General Partner fails to convene such meeting within such 30-day period, the holders of 10% of the aggregate stated liquidation preference of the Preferred Securities will be entitled to convene such meeting. The provisions of the Partnership Agreement relating to the convening and conduct of the general meetings of security holders will apply with respect to any such meeting. Any Special Representative so appointed shall vacate office immediately if PECO Energy Capital (or PECO Energy pursuant to the Guarantee) shall have paid in full all accumulated and unpaid Dividends on the Preferred Securities or such default or breach, as the case may be, shall have been cured. Notwithstanding the appointment of any such Special Representative, PECO Energy retains all rights under the Indenture, including the right to extend the interest payment period as provided under "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period."

    If any proposed amendment to the Limited Partnership Agreement provides for, or the General Partner otherwise proposes to effect, any action which would materially adversely affect the powers, preferences or special rights attached to any series of Preferred Securities, whether by way of amendment to the Limited Partnership Agreement or otherwise, then the holders of such series of Preferred Securities will be entitled to vote on such amendment or action of the General Partner (but not on any other amendment or action) and, in the case of an amendment or action which would equally adversely affect the rights or preferences of any other Preferred Securities, such Preferred Securities shall vote together as a class on such amendment or action of the General Partner (but not on any other amendment or action), and such amendment or action shall not be effective except with the approval of the holders of not less than 66-2/3% of the aggregate stated liquidation preference of such series of Preferred Securities. Except in certain circumstances described under "Liquidation Distribution," PECO Energy Capital will be dissolved and wound up only with the consent of the holders of all Preferred Securities then outstanding.

    The powers, preferences or special rights attached to any Preferred Securities will be deemed not to be adversely affected by the creation or issue of, and no vote will be required for the creation or issue of, any additional series of Preferred Securities or additional general partner interests. Holders of Preferred Securities have no preemptive rights.

    So long as any Subordinated Debentures are held by PECO Energy Capital, the General Partner, unless so directed by the Special Representative, shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the holders of the Subordinated Debentures or the Trustee under the Indenture, or executing any trust or power conferred on the Trustee, (ii) waive any past default which is available under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of at least 66-2/3% in aggregate stated liquidation preference of all series of Preferred Securities affected thereby, acting as a single class; provided, however, that where a consent under the Indenture would require the consent of each holder affected thereby, no such consent shall be given by the General Partner without the prior consent of each holder of all series of Preferred Securities affected thereby. The General Partner shall not revoke any action previously authorized or approved by a vote of any series of Preferred Securities. The General Partner shall notify all holders of the Preferred Securities of any notice of default received from the Trustee with respect to the Subordinated Debentures.

    Any required approval of holders of Preferred Securities may be given at a separate meeting of such holders convened for such purposes, at a meeting of all partners of PECO Energy Capital or pursuant to written consent. PECO Energy Capital will cause a notice of any meeting at which holders of any series of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of such series of Preferred Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken,
(ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought, and (iii) instructions for the delivery of proxies or consents.

    No vote or consent of the holders of the Preferred Securities will be required for PECO Energy Capital to redeem and cancel Preferred Securities in accordance with the Limited Partnership Agreement.

    Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by PECO Energy or any entity owned more than 50% by PECO Energy, either directly or indirectly, shall not be entitled to vote or consent and shall, for the purposes of such vote or consent, be treated as if they were not outstanding.

    The holders of the Preferred Securities will have no rights to remove or replace the General Partner.

BOOK-ENTRY-ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

    The Depository Trust Company will act as securities depository for the Preferred Securities offered hereby. Each series of Preferred Securities offered hereby will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global Preferred Security certificates will be issued, representing in the aggregate the total number of Preferred Securities of each series, and will be deposited with DTC.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the

New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

    Purchases of Preferred Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records.
Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements, of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

    DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to Cede & Co. If less than all of a series of Preferred Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

    Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will consent or vote with respect to Preferred Securities. Under its usual procedure, DTC would mail an Omnibus Proxy to PECO Energy Capital as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Payments on the Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customer practices and will be the responsibility of such Participant and not of DTC, PECO Energy Capital, the General Partner or PECO Energy, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of PECO Energy Capital, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that PECO Energy and PECO Energy Capital believe to be reliable, but neither PECO Energy nor PECO Energy Capital takes responsibility for the accuracy thereof.

    DTC may discontinue providing its services as securities depository with respect to any series of the Preferred Securities at any time by giving reasonable notice to PECO Energy Capital. Under such circumstances, in the event that a successor securities depository is not obtained, Preferred Security certificates are required to be printed and delivered. Additionally, the General Partner may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository), including for the purpose of effectuating a partial redemption of a series of Preferred Securities in which only the Preferred Securities of certain holders will be redeemed.

    In the event that the book entry only system is discontinued, the General Partner will appoint a registrar, transfer agent and paying agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of PECO Energy Capital, but upon payment of any tax or other governmental charges which may be imposed in relation to it. PECO Energy Capital will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

MISCELLANEOUS

    The General Partner is authorized and directed to use its best efforts to manage the affairs of PECO Energy Capital in such a way that PECO Energy Capital would not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as a corporation for United States federal income tax purposes and so that the Subordinated Debentures will be treated as indebtedness of PECO Energy for federal income tax purposes. In this connection, the General Partner is authorized to take any action not inconsistent with applicable law, the Certificate of Limited Partnership of PECO Energy Capital or the Limited Partnership Agreement, and that does not materially adversely affect the interests of holders of Preferred Securities, that the General Partner determines in its discretion to be necessary or desirable for such purposes.

    PECO Energy Capital may not borrow money or issue debt or mortgage or pledge any of its assets.

                       DESCRIPTION OF THE GUARANTEE

    The following is a summary of certain provisions of the Guarantee which will be executed and delivered by PECO Energy concurrently with the issuance of each series of Preferred Securities offered hereby for the benefit of the holders from time to time of that series of the Preferred Securities. The summary is subject to, and qualified by reference to the Payment and Guarantee Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Reference in the summary to Preferred Securities means the series of the Preferred Securities to which a Guarantee relates.

GENERAL

    PECO Energy will agree, to the extent set forth herein, to pay in full, to the holders of the Preferred Securities, the Guarantee Payments (as defined below) (except to the extent paid by PECO Energy Capital), as and when due, regardless of any defense, right of set-off or counterclaim which PECO Energy Capital may have or assert. The following payments, to the extent not paid by PECO Energy Capital (the "Guarantee Payments"), will be subject to the Guarantee (without duplication): (i) any accumulated and unpaid Dividends on the Preferred Securities to the extent that PECO Energy Capital has funds on hand legally available therefor, (ii) the redemption price with respect to any Preferred Securities called for redemption to the extent that PECO Energy Capital has funds on hand legally available therefor, (iii) upon a liquidation of PECO Energy Capital, the lesser of (a) the Liquidation Distribution and (b) the amount of assets of PECO Energy Capital legally available for distribution to holders of Preferred Securities and (iv) any additional amounts payable with respect to a particular series of Preferred Securities. PECO Energy's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by PECO Energy to the holders of Preferred Securities or by causing PECO Energy Capital to pay such amounts to such holders.

In addition, the Indenture provides that PECO Energy shall cause the General Partner to remain the general partner of PECO Energy Capital and timely perform all its duties as such (including the duty to pay Dividends on the Preferred Securities), which include, among other things, the General Partner's duties under the Limited Partnership Agreement to directly pay all costs and expenses of PECO Energy Capital (thereby insuring that the amount of PECO Energy's payments on its Subordinated Debentures will be sufficient to allow payment in full to the holders of the Preferred Securities) and the covenant of the General Partner in the Limited Partnership Agreement to at all times maintain a "fair market value net worth" of at least 10% of the total contributions (less redemptions) to PECO Energy Capital. While the assets of the General Partner will not be available for making distributions on the Preferred Securities, they will be available for payment of the expenses of PECO Energy Capital. Accordingly, the Guarantee and the Indenture, together with the related covenants contained in the Limited Partnership Agreement and PECO Energy's obligations under the Subordinated Debentures, provide for PECO Energy's full and unconditional guarantee of the Preferred Securities as set forth above.

STATUS OF THE GUARANTEE

    The Guarantee will constitute an unsecured obligation of PECO Energy and will rank subordinate and junior in right of payment to all general liabilities of PECO Energy. The Limited Partnership Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee.

    The Guarantee will constitute a guarantee of payment and not of collection. The Guarantee will be held for the benefit of the holders of the Preferred Securities. In the event of the appointment of a Special Representative, the Special Representative may enforce the Guarantee. If no Special Representative has been appointed to enforce the Guarantee, the General Partner has the right to enforce the Guarantee on behalf of the holders of the Preferred Securities. The holders of not less than 10% in aggregate stated liquidation preference of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding to enforce the Guarantee, including the giving of directions to the General Partner or the Special Representative, as the case may be. If the General Partner or the Special Representative fails to enforce the Guarantee as above provided, any holder of Preferred Securities may institute a legal proceeding directly against PECO Energy to enforce its rights under the Guarantee without first instituting a legal proceeding against PECO Energy Capital or any other person or entity. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by PECO Energy Capital.

CERTAIN COVENANTS OF PECO ENERGY

    Under the Guarantee, PECO Energy will covenant that, so long as any Preferred Securities remain outstanding, neither PECO Energy nor any majority-owned subsidiary of PECO Energy shall declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than dividends by a wholly owned subsidiary) if at such time PECO Energy shall be in default with respect to its payment obligations under the Guarantee or there shall have occurred any event that, with giving of notice or the lapse of time or both, would constitute an Event of Default under the Indenture.

AMENDMENTS

    Except with respect to any changes which do not materially adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66-2/3% of the aggregate stated liquidation preference of the outstanding Preferred Securities. The manner of obtaining any such approval of holders of the Preferred Securities will be as set forth under "Description of the Preferred Securities -- Voting Rights."

MERGER OF PECO ENERGY

    So long as any Preferred Securities remain outstanding, PECO Energy will maintain its corporate existence; provided that PECO Energy may consolidate with or merge with or into any other person or sell, convey, transfer or lease its properties and assets substantially as an entirety to any person if the successor person shall be organized and existing under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume the obligations of PECO Energy under the Guarantee.

TERMINATION OF THE GUARANTEE

    The Guarantee will terminate and be of no further force and effect upon full payment of the redemption price of the Preferred Securities or upon full payment of the amounts payable upon liquidation of PECO Energy Capital. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Guarantee.

                DESCRIPTION OF THE SUBORDINATED DEBENTURES

    The following is a summary of certain terms and provisions of the Subordinated Debentures and the Indenture. The summary is subject to, and is qualified by reference to the Indenture, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    Concurrently with the issuance of each series of the Preferred Securities, PECO Energy Capital will loan the proceeds thereof and the General Partner's concurrent investment in PECO Energy Capital to PECO Energy. The loan will be evidenced by a separate series of Subordinated Debentures issued by PECO Energy to PECO Energy Capital. The Subordinated Debentures will be unsecured subordinated obligations of PECO Energy issued under the Indenture. Each series of Subordinated Debentures will be in the principal amount equal to the aggregate stated liquidation preference of the related series of Preferred Securities plus the General Partner's concurrent investment in PECO Energy Capital, will bear interest at a rate equal to the Dividend rate on such series of Preferred Securities payable on the Dividend dates, will have maturity and redemption provisions corresponding to the redemption provisions of such series of Preferred Securities and will be subject to mandatory redemption upon the dissolution and winding up of PECO Energy Capital.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    Under the Indenture, PECO Energy shall have the right at any time so long as PECO Energy is not in default in the payment of interest on any series of Subordinated Debentures, to extend the interest payment period for all Subordinated Debentures for up to 60 consecutive months; provided that no Extension Period shall extend beyond the stated maturity date or date of mandatory redemption of any series of Subordinated Debentures. At the end of the Extension Period, PECO Energy shall pay all interest then accrued and unpaid (together with interest thereon compounded daily to the extent permitted by applicable law). During any such Extension Period, neither PECO Energy nor any majority-owned subsidiary of PECO Energy shall declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than dividends by wholly owned subsidiaries). Prior to the termination of any such Extension Period, PECO Energy may further extend the interest payment period, provided that such Extension Period together with all such further extensions thereof may not exceed 60 consecutive months. Upon the termination of any Extension Period and the payment of all amounts then due, PECO Energy may select a new Extension Period subject to the above requirements. PECO Energy shall give PECO Energy Capital notice of its selection of such extended interest payment period one Business Day prior to the earlier of (i) the date the Dividends on the Preferred Securities are payable or (ii) the date PECO Energy Capital is required to give notice to any national securities exchange on which any series of the Preferred Securities is listed or other applicable self-regulatory organization or to holders of the Preferred Securities of the record date or the date such Dividend is payable, but in any event not less than two Business Days prior to such record date. PECO Energy shall cause PECO Energy Capital to give such notice of PECO Energy's selection of such extended interest payment period to the holders of the Preferred Securities.

ADDITIONAL INTEREST

    If any time PECO Energy Capital shall be required to pay any Additional Amounts in respect of the Preferred Securities pursuant to the terms thereof, then PECO Energy will pay as interest ("Additional Interest") an amount equal to such Additional Amounts on the Subordinated Debentures. In addition, if PECO Energy Capital would be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, PECO Energy also will pay as Additional Interest such amounts as shall be required so that the net amounts received and retained by PECO Energy Capital after paying any such taxes, duties, assessments or governmental charges will not be less than the amounts PECO Energy Capital would have received had no such taxes, duties, assessments or governmental charges been imposed.

SUBORDINATION

    The Indenture provides that all payments by PECO Energy in respect of the Subordinated Debentures shall be subordinated to the prior payment in full of all amounts payable on Senior Indebtedness. The term "Senior Indebtedness" means (i) the principal of and premium in respect of (A) indebtedness of PECO Energy for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by PECO Energy; (ii) all capital lease obligations of PECO Energy;
(iii) all obligations of PECO Energy issued or assumed as the deferred purchase price of property, all conditional sale obligations of PECO Energy and all obligations of PECO Energy under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) certain obligations of PECO Energy for the reimbursement of any obligor on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction entered into in the ordinary course of business of PECO Energy; (v) all obligations of the type referred to in clauses (i) through (iv) of other persons and all dividends of other persons (other than Preferred Securities) for the payment of which, in either case, PECO Energy is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other persons secured by any lien on any property or asset of PECO Energy (whether or not such obligation is assumed by PECO Energy), except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

    Upon any payment or distribution of assets or securities of PECO Energy, upon any dissolution or winding up or total or partial liquidation or reorganization of PECO Energy, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts payable on Senior Indebtedness (including any interest accruing on such Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding) shall first be paid in full before PECO Energy Capital or any Special Representative appointed by the holders of the Preferred Securities shall be entitled to receive from PECO Energy any payment of principal of or interest on or any other amounts in respect of the Subordinated Debentures.

    No direct or indirect payment by or on behalf of PECO Energy of principal of or interest on the Subordinated Debentures, whether pursuant to the terms of the Subordinated Debentures or upon acceleration or otherwise, shall be made if, at the time of such payment, there exists (i) a default in the payment of all or any portion of any Senior Indebtedness or (ii) any other default pursuant to which the maturity of Senior Indebtedness has been accelerated and, in either case, requisite notice has been given to PECO Energy and the Trustee and such default shall not have been cured or waived by or on behalf of the holders of such Senior Indebtedness.

    If the Trustee, PECO Energy Capital, as holder of the Subordinated Debentures or any Special Representative appointed by the holders of the Preferred Securities, shall have received any payment on account of the principal of or interest on the Subordinated Debentures when such payment is prohibited and before all amounts payable on Senior Indebtedness are paid in full, then such payment shall be received and held in trust for the holders of Senior Indebtedness and shall be paid over or delivered first to the holders of the Senior Indebtedness remaining unpaid to the extent necessary to pay such Senior Indebtedness in full.

    Nothing in the Indenture shall limit the right of PECO Energy Capital or the Special Representative to take any action to accelerate the maturity of the Subordinated Debentures or to pursue any rights or remedies against PECO Energy; provided that all Senior Indebtedness shall first be paid before PECO Energy Capital is entitled to receive any payment from PECO Energy of principal of or interest on the Subordinated Debentures.

    Upon the payment in full of all Senior Indebtedness, PECO Energy Capital (and any Special Representative appointed by such holders) shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or dividends of assets of PECO Energy made on such Senior Indebtedness until all accrued interest on and principal of the Subordinated Debentures shall be paid in full.

    The Indenture does not limit the aggregate amount of Senior
Indebtedness which PECO Energy may issue.

CERTAIN COVENANTS OF PECO ENERGY

    PECO Energy will covenant that it and any majority-owned subsidiary will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than dividends by wholly owned subsidiaries) (i) during an Extension Period, (ii) if there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Indenture or (iii) if PECO Energy shall be in default with respect to its payment obligations under the Guarantee. PECO
Energy will also covenant (i) to maintain direct or indirect 100% ownership of the General Partner and will cause the General Partner to maintain 100% ownership of the general partner interests of PECO Energy Capital, (ii) to cause at least 10% of the total value of PECO Energy Capital and at least 3% of all interests in the capital, income, gain, loss, deduction and credit of PECO Energy Capital to be represented by general partner interests, (iii) to timely cause the General Partner to perform all of its duties as general partner of PECO Energy Capital (including the duty to pay Dividends on the Preferred Securities), and (iv) to use its reasonable efforts to cause PECO Energy Capital to remain a limited partnership and otherwise continue to be treated as a partnership for United States federal income tax purposes.

    PECO Energy Capital may not waive compliance or waive any default in compliance by PECO Energy with any covenant or other term in the Indenture without the approval of the Special Representative or without the direction of the holders of 66-2/3% of the aggregate stated liquidation preference of the Preferred Securities.

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting PECO Energy and the Trustee, with the consent of the Special Representative or PECO Energy Capital at the direction of the holders of not less than 66-2/3% of the aggregated stated liquidation preference of the Preferred Securities related to the Subordinated Debentures which are affected by the modification, to modify the Indenture or any supplemental indenture or the rights of the holders of the Subordinated Debentures issued under the Indenture; provided that no such modification may, (a) change the stated maturity date of the principal of, or any installment of principal of or interest, if any, on, any Subordinated Debenture, (b) reduce the principal amount of, or premium or rate of interest, if any, on, any Subordinated Debenture, (c) reduce the amount of principal of an original issue discount Subordinated Debenture payable upon acceleration of the maturity thereof,
(d) change the place or currency of payment of principal of, or premium or interest, if any, on, any Subordinated Debenture or (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Subordinated Debenture, or change the amendment provisions of the Indenture.

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture: (i) default for 10 days in payment of any interest (including Additional Interest) on the Subordinated Debentures (other than the payment of interest during an Extension Period); (ii) default in payment of principal of (or premium, if any, on) the Subordinated Debentures; (iii) default for 60 days after notice in the performance of any other covenant in the Indenture or (iv) certain events of bankruptcy, insolvency or reorganization of PECO Energy. In case an Event of Default under the Indenture shall occur and be continuing other than an Event of Default relating to bankruptcy of PECO Energy, in which case principal and interest on all of the Subordinated Debentures shall become immediately due and payable, the Trustee or the Special Representative may declare the principal of all the Subordinated Debentures to be due and payable. Under certain circumstances, any declaration of acceleration with respect to Subordinated Debentures may be rescinded and past defaults (except, unless theretofore cured, a default in the payment of principal of or interest on the Subordinated Debentures) may be waived only by the Special Representative or by PECO Energy Capital at the direction of the holders of 66-2/3% in aggregate stated liquidation preference of Preferred Securities.

    PECO Energy is required to furnish to the Trustee annually a statement as to the performance by PECO Energy of its obligations under the Indenture and as to any default in such performance.

ENFORCEMENT OF CERTAIN RIGHTS OF HOLDERS OF PREFERRED SECURITIES

    The holders of the Preferred Securities will have the rights referred to under "Description of Preferred Securities--Voting Rights," including the right to appoint a Special Representative authorized to exercise the rights of PECO Energy Capital, as the holder of the Subordinated Debentures, to declare the principal and interest on the Subordinated Debentures due and payable and to enforce the obligations of PECO Energy under the Subordinated Debentures and the Indenture directly against the Company, without first proceeding against PECO Energy Capital or any other person or entity.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

    The Indenture provides that PECO Energy may not consolidate with or merge with or into any other person or sell, convey, transfer or lease its properties and assets substantially as an entirety to any person, unless
(i) the successor person shall be organized and existing under the laws of the United States or any state thereof or the District of Columbia, and shall expressly assume by a supplemental indenture all of the obligations of PECO Energy under the Subordinated Debentures and the Indenture and (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

DEFEASANCE AND DISCHARGE

    Under the terms of the Indenture, PECO Energy will be discharged from any and all obligations in respect of the Subordinated Debentures of any series if PECO Energy deposits with the Trustee, in trust, (i) money and/or
(ii) United States Government Securities (as defined in the Indenture), which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest on, the Subordinated Debentures of such series on the dates such payments are due in accordance with the terms of such Subordinated Debentures.

INFORMATION CONCERNING THE TRUSTEE

    Subject to the provisions of the Indenture relating to its duties, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders thereunder, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provision for indemnification, the holders of a majority in principal amount of the Subordinated Debentures then outstanding thereunder or the Special Representative will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee thereunder, or exercising any trust or power conferred on the Trustee.

    The Indenture contains limitations on the right of the Trustee, as a creditor of PECO Energy, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. In addition, the Trustee may be deemed to have a conflicting interest and may be required to resign as Trustee if at the time of default under the Indenture it is a creditor of PECO Energy.

    An affiliate of Meridian Trust Company, the Trustee under the Indenture, has from time to time engaged in transactions with, or performed services for, PECO Energy and its affiliates in the ordinary course of business.

    Mr. Joseph F. Paquette, Jr. is Chairman of the Board and a Director of PECO Energy and a Director of Meridian Bancorp, Inc., the parent corporation of the Trustee.

                           PLAN OF DISTRIBUTION

    PECO Energy Capital may offer or sell Preferred Securities offered hereby to one or more underwriters for public offering and sale by them. PECO Energy Capital may sell Preferred Securities as soon as practicable after effectiveness of the Registration Statement. Any such underwriter involved in the offer and sale of the Preferred Securities will be named in an applicable Prospectus Supplement.

    Underwriters may offer and sell the Preferred Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of Preferred Securities, underwriters may be deemed to have received compensation from PECO Energy and/or PECO Energy Capital in the form of underwriting discounts or commissions and may also receive commissions. Underwriters may sell Preferred Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters.

    Any underwriting compensation paid by PECO Energy and/or PECO Energy Capital to underwriters in connection with the offering of Preferred Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters and dealers participating in the distribution of the Preferred Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Preferred Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters and dealers may be entitled, under agreement with PECO Energy and PECO Energy Capital, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by PECO Energy for certain expenses.

    Underwriters and dealers may engage in transactions with, or perform services for, PECO Energy and/or PECO Energy Capital and/or any of their affiliates in the ordinary course of business.

    Each series of Preferred Securities will be a new issue of securities and will have no established trading market. Any underwriters to whom Preferred Securities are sold by PECO Energy Capital for public offering and sale may make a market in such Preferred Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Preferred Securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the trading markets for any Preferred Securities.

                              LEGAL MATTERS

    Certain matters of Delaware law relating to the validity of the Preferred Securities, the validity of the Limited Partnership Agreement and the formation of PECO Energy Capital are being passed upon by Richards, Layton & Finger, P.A., special Delaware counsel to PECO Energy Capital.
The validity of the Guarantee and the Subordinated Debentures will be passed upon on behalf of PECO Energy by Ballard Spahr Andrews & Ingersoll. Certain legal matters will be passed upon on behalf of the Underwriters by Drinker Biddle & Reath, counsel to the Underwriters. Ballard Spahr Andrews & Ingersoll and Drinker Biddle & Reath will rely on Richards, Layton & Finger, P.A. as to certain matters of Delaware law.

                                 EXPERTS

    The consolidated financial statements and schedules of PECO Energy incorporated by reference in this Prospectus have been audited by Coopers & Lybrand, independent accountants, for the periods indicated in their report thereon which is included in the Annual Report on Form 10-K for the year ended December 31, 1993. The consolidated financial statements and schedules audited by Coopers & Lybrand have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

====================================== =======================================

No person has been authorized to
give any information or to make any                PREFERRED SECURITIES
representations other than those
contained in this Prospectus                       PECO ENERGY CAPITAL
Supplement or the Prospectus and,
if given or made, such information
or representations must not be                         % CUMULATIVE
relied upon as having been                       MONTHLY INCOME PREFERRED
authorized.  This Prospectus                       SECURITIES, SERIES A
Supplement and the Prospectus do
not constitute an offer to sell or
the solicitation of any offer to                  GUARANTEED TO THE EXTENT

buy any securities other than the                 THE ISSUER HAS FUNDS AS

securities described in this                        SET FORTH HEREIN BY
Prospectus Supplement and the
Prospectus or an offer to sell or
the solicitation of an offer to buy
such securities in any                              PECO ENERGY COMPANY
circumstances in which such offer
or solicitation is unlawful.
Neither the delivery of this
Prospectus Supplement or the
Prospectus nor any sale made
hereunder or thereunder shall,
under any circumstances, create any
implication that the information
contained herein or therein is
correct as of any time subsequent
to the date of such information.

            ----------                                  ----------

        TABLE OF CONTENTS                         PROSPECTUS SUPPLEMENT

      PROSPECTUS SUPPLEMENT                             ----------

                               PAGE
                               ----
Certain Investment
  Considerations .............  S-3
PECO Energy Capital ..........  S-3
PECO Energy ..................  S-4
Certain Terms of the
  Series A Preferred
  Securities .................  S-4
Certain Terms of the
  Series A Subordinated
  Debentures .................  S-6
United States Taxation .......  S-6                GOLDMAN, SACHS & CO.
Underwriting .................  S-9
                                                    SMITH BARNEY INC.
            PROSPECTUS
                                                DEAN WITTER REYNOLDS INC.
Statement of Available
  Information ................    2             A.G. EDWARDS & SONS, INC.
Incorporation of Certain
  Documents by Reference .....    2               KIDDER, PEABODY &  CO.
PECO Energy Capital ..........    2                       INCORPORATED
PECO Energy ..................    3
Coverage Ratios ..............    3              PAINEWEBBER INCORPORATED
Use of Proceeds  .............    4

Description of the Preferred               PRUDENTIAL SECURITIES INCORPORATED

  Securities .................    4
Description of the
  Guarantee ..................   10

Description of the                         REPRESENTATIVES OF THE UNDERWRITERS
  Subordinated Debentures ....   12
Plan of Distribution .........   16

Legal Matters ................   16
Experts ......................   16

====================================== =======================================

                                 PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 16. EXHIBITS

         None.

                                SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant, PECO Energy Company, certifies that it has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, Commonwealth of Pennsylvania, on the 30th day of June, 1994.


                                      PECO Energy Company


                                          /s/ J. F. Paquette, Jr.
                                      By  -----------------------
                                              J. F. PAQUETTE, JR.
                                             Chairman of the Board

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

    SIGNATURE                           TITLE                     DATE
    ---------                           -----                     ----

 /s/ J. F. Paquette, Jr.   Chairman of the Board and Director  June 30, 1994
- ------------------------   (Principal Executive Officer)
     J. F. PAQUETTE, JR.


 /s/ C. A. McNeill, Jr.    President and Director              June 30, 1994
- ------------------------   (Principal Operating Officer)
     C. A. MCNEILL, JR.


 /s/ K. G. Lawrence        Senior Vice President--Finance      June 30, 1994
- ------------------------   (Principal Financial and
     K. G. LAWRENCE        Accounting Officer)



    This registration statement has also been signed by K.G. Lawrence, Attorney-in-Fact, on behalf of the following Directors on the date indicated:

      Susan W. Catherwood                     Joseph C. Ladd
      M. Walter D'Alessio                     Edithe J. Levit
      Richard G. Gilmore                      Kinnaird R. McKee
      Richard H. Glanton                      Joseph J. McLaughlin
      James A. Hagen                          John M. Palms
      Nelson G. Harris                        Ronald Rubin


        /s/ K. G. Lawrence
  By ----------------------------                              June 30, 1994
            K. G. LAWRENCE

                                SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant, PECO Energy Capital, L.P., certifies that it has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, Pennsylvania, on the 30th day of June, 1994.


                                       PECO Energy Capital, L.P.


                                       By: PECO Energy Capital Corp.,
                                           its general partner


                                           /s/ J. B. Mitchell
                                       By  --------------------------------
                                               J. B. MITCHELL
                                               President

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

    SIGNATURE                           TITLE                     DATE
    ---------                           -----                     ----

 /s/ J. B. Mitchell        President and Director              June 30, 1994
- ------------------------   (Principal Executive Officer and
     J. B. MITCHELL        Principal Financial and Accounting
                           Officer)


 /s/ M. W. Rimerman        Director                            June 30, 1994
- ------------------------
     M. W. RIMERMAN


 /s/ K. G. Lawrence        Director                            June 30, 1994
- ------------------------
     K. G. LAWRENCE